EXHIBIT 99.1

THIRD AMENDED AND RESTATED SHARE REDEMPTION PROGRAM

The board of directors of Wells Core Office Income REIT, Inc., a Maryland corporation (the “Company”), has adopted this Third Amended and Restated Share Redemption Program (the “SRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company's charter unless otherwise defined herein.

1.    Share Redemption. Subject to the terms and conditions of this SRP, including the limitations on redemptions set forth in paragraph 3 and the procedures for redemption set forth in paragraph 4, the Company will redeem such number of shares of the Company's Common Stock (“Shares”) as requested by a stockholder or the authorized representative of a stockholder.

2.    Redemption Price. The price that the Company will pay to redeem a Share is as follows:

a.     prior to the date on which the Company completes its offering stage, 91.0% of the price paid to acquire the Share from the Company; and

b.    on or after the date on which the Company completes its offering stage, 95.0% of (x) the estimated per share value of the Common Stock, as determined by the Company's advisor or another firm chosen for that purpose less (y) the aggregate distributions per Share of any net sale proceeds from the sale of one or more of the Company's assets, or other special distributions so designated by the Board of Directors, distributed to stockholders after the estimated per share value is determined (the “Valuation Adjustment”).

The Company's offering stage will be complete 18 months after the termination of an offering of Shares by the Company if no other offering of Shares commenced within such 18-month period. An “offering” referred to in the foregoing sentence (i) shall be a public offering or a private offering if the private offering is to third parties and is deemed sufficiently robust by the Company's Board of Directors as to be the basis for establishing a fair market value for the Shares and (ii) shall not include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the redemption of interests in Wells Core Office Income Operating Partnership, L.P., the Company's operating partnership. On or after the date on which the Company completes its offering stage, the Company will report the redemption price in its annual report and three quarterly reports publicly filed with the Securities and Exchange Commission.

3.    Limitations on Redemption. Notwithstanding anything contained in this SRP to the contrary, the Company's obligation to redeem Shares pursuant to paragraph 1 hereof is limited as follows:

a.    The Company will not redeem any Share that has been transferred for value by a stockholder. After a transfer for value, the transferee and all subsequent holders of the Share are not eligible to participate in the SRP.

b.    The Company will not make an Ordinary Redemption (as defined below) of a Share until such Share has been issued and outstanding for at least one year, provided that, if the Company is redeeming all of a stockholder's Shares, then the Company will redeem Shares purchased by such stockholder pursuant to the Company's distribution reinvestment plan even if such Shares have not been issued and outstanding for at least one year. The redemption of a Share that is not a Special Redemption (as defined in paragraph 5 below) is referred to as an “Ordinary Redemption.”

c.    The Company will not redeem Shares on any Redemption Date (as defined in paragraph 4 below) to the extent that such redemptions would cause the amount paid for Ordinary Redemptions during the 12-month period ending on such Redemption Date to exceed 50% of the net proceeds from sales of Shares under the Company's distribution reinvestment plan during such 12-month period.

d.    The Company will not redeem Shares on any Redemption Date to the extent that such redemptions would cause the aggregate number of Shares redeemed during the 12-month period ending on such Redemption Date to exceed 5% of the weighted-average number of shares outstanding in such 12-month period.

e.    The Company will not redeem Shares on any Redemption Date to the extent that such redemptions would cause the aggregate amount paid for all redemptions during the 12-month period ending on such Redemption Date to exceed 100% of the net proceeds from the Company's distribution reinvestment plan during such 12-month period.

4.    Procedures for Redemption. The Company will redeem Shares on the last business day of each month (each such date, a “Redemption Date”). For a stockholder's Shares to be eligible for redemption on a given Redemption Date, the Company must receive a written redemption request from the stockholder or from an authorized representative of the stockholder setting forth the number of Shares requested to be redeemed at least five business days before the Redemption Date. If the Company cannot repurchase all Shares presented for redemption in any month because of the limitations on redemption set forth in paragraph 3, then the Company will honor redemption requests on a pro rata basis, except that (i) if a pro rata redemption would result in a stockholder owning less than half of the minimum amount required by applicable state law (the “Minimum Purchase Requirement”), then the Company would redeem all of such stockholder's Shares; and (ii) if a pro rata redemption would result in a stockholder owning more than half but less than all of the Minimum Purchase Requirement, then the Company would not redeem any Shares that would reduce a stockholder's ownership of Shares below the Minimum Purchase Requirement.

If the Company does not completely satisfy a redemption request at month-end because the Company did not receive the request in time or because of the limitations on redemption set forth in paragraph 3, then the Company will treat the unsatisfied portion of the redemption request as a request for redemption at the next Redemption Date funds are available for redemption, unless the redemption request is withdrawn. Any stockholder can withdraw a redemption request by sending written notice to the Company at the address set forth in paragraph 9, provided such notice is received before the Redemption Date.

5.    Provisions Relating to Special Redemptions. Notwithstanding anything herein to the contrary, the Company will treat redemption requests sought within two years of a stockholder's death or Qualifying Disability (as defined in paragraph 6 below) or in connection with a stockholder's (or stockholder's spouse) qualifying for federal assistance for confinement to a Long-Term Care Facility (as defined in paragraph 7 below) (collectively, a “Special Redemption”) differently than Ordinary Redemptions, as follows:

a.    There is no requirement that Shares be issued and outstanding for at least one year before being redeemed.

b.    The limitations on redemptions set forth in paragraph 3.b. and paragraph 3.c. do not apply.

Except as specifically set forth in this paragraph 5, Special Redemptions are subject to the same limitations and terms and conditions as other redemptions, including the redemption price set forth in paragraph 2, the limitations on redemptions set forth in paragraph 3, and the redemption request procedures set forth in paragraph 4. A stockholder that is a trust may only redeem on the terms available in connection with a Special Redemption if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

6.    Qualifying Disability Determinations. In order for a stockholder's disability to entitle such stockholder to the Special Redemption terms described in paragraph 5 (a “Qualifying Disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the Shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “Applicable Government Agency”). The Applicable Government Agencies are limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the Applicable Governmental Agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the Applicable Governmental Agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder's discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the Applicable Governmental Agency is the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs.

A disability determination by a governmental agency for purposes other than those listed above, including but not limited to worker's compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums will not be considered a Qualifying Disability. Redemption requests following an award by the Applicable Governmental Agency of disability benefits must be accompanied by: (1) the investor's initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Department of Veterans Affairs record of disability-related discharge or such other documentation issued by the Applicable Governmental Agency that the Company deems acceptable and that demonstrates an award of the disability benefits.

Because the following disabilities do not entitle a worker to Social Security disability benefits, they will not be considered Qualifying Disabilities, except in the limited circumstances when the investor is awarded disability benefits by the other Applicable Governmental Agencies described above:

a.    disabilities occurring after the legal retirement age;

b.    temporary disabilities; and

c.    disabilities that do not render a worker incapable of performing substantial gainful activity.

7.    Qualifying for Federal Assistance for Confinement to a Long-Term Care Facility. With respect to the Special Redemption terms described in paragraph 5 sought in connection with a stockholder's (or stockholder's spouse) qualifying for federal assistance for confinement to a Long-Term Care Facility, a “Long-Term Care Facility” shall mean an institution that: (a) either (i) is approved by Medicare as a provider of skilled nursing care, or (ii) is licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands); and (b) meets all of the following requirements: (i) its main function is to provide skilled, intermediate or custodial nursing care; (ii) it provides continuous room and board to three or more persons; (iii) it is supervised by a registered nurse or licensed practical nurse; (iv) it keeps daily medical records of all medication dispensed; and (v) its primary service is other than to provide housing for residents.

A stockholder seeking a Special Redemption of his or her Shares in order to qualify for federal assistance for confinement of the stockholder (or the stockholder's spouse) to a Long-Term Care Facility must submit: (a) a written statement from a licensed physician certifying either (i) the continuous and continuing confinement of the stockholder (or the stockholder's spouse) to a Long-Term Care Facility beginning at any time in the last two years, or (ii) that the licensed physician has determined that the stockholder (or the stockholder's spouse) should be or is eligible to be indefinitely confined to a Long-Term Care Facility; and (b) evidence satisfactory to the Company in its sole discretion that the redemption of the Shares and complete or partial exhaustion of the redemption proceeds is necessary for the stockholder (or the stockholder's spouse) to meet the income or asset levels required by applicable state or federal assistance programs in order to qualify for state or federal assistance in paying for his or her Long-Term Care Facility.

The Company may not effect a Special Redemption of Shares if the stockholder seeking redemption was confined to (or eligible to be confined to) a Long-Term Care Facility on the date he or she became a stockholder. If the Shares are not held by a natural person, or through a revocable grantor trust or an IRA or other retirement or profit sharing plan, then the right of redemption described in this paragraph 7 does not apply.

8.    Termination, Suspension or Amendment of the SRP by the Company. The Company may amend, suspend or terminate the SRP for any reason upon 30 days' notice to the Company's stockholders; provided that the effective date of any amendment may be accelerated as determined by the board of directors if the amendment does not adversely affect the rights of redeeming stockholders. The Company is not restricted in the manner in which it may notify stockholders of an amendment, suspension or termination of the SRP.

The SRP provides stockholders a limited ability to redeem Shares for cash until a secondary market develops for the Shares. If and when such a secondary market develops, the SRP will terminate automatically.

9.    Address for Notice of Redemption Requests. Stockholders who desire to redeem their shares must provide written notice to Wells Investment Securities, at 6200 The Corners Parkway, Suite 250, Norcross, GA 30092, ATTN: Investor Services.

10.    Liability of the Company. The Company shall not be liable for any act done in good faith or for any good faith omission to act.

11.    Governing Law. The SRP shall be governed by the laws of the State of Maryland.